SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                  GENEMAX CORP.
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    36870Q103
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.   36870Q103                              Page 2  of 7    Pages
---------------------------                     --------------------------
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1       NAME OF REPORTING PERSON:  442668 B.C. Ltd.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     Share Exchange Agreement and
                                            Debt Settlement
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Columbia, Canada
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                            7      SOLE VOTING POWER
                                   2,770,465 Shares of Common Stock
        NUMBER OF        ------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY        ------------------------------------------------
           EACH             9      SOLE DISPOSITIVE POWER
     REPORTING PERSON              2,770,465 Shares of Common Stock
           WITH          ------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,770,465 Shares of Common Stock
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.27%
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14      TYPE OF REPORTING PERSON                   CO
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     This original Schedule 13D statement (the "Schedule") is filed on behalf of
442668 B.C. Ltd., a corporation organized under the laws of British Columbia, Canada ("442668"), and its sole director and officer, Dr. Wilfred Jefferies ("Jefferies"), as the reporting persons hereunder, relative to the acquisition by 442668 of certain shares of common stock issued by GeneMax Corp., formerly known as Eduverse.Com. Neither 442668 nor Jefferies have not made any previous filings on Schedule 13D relating to this acquisition or issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of GeneMax Corp., formerly known as Eduverse.com ("GeneMax"). GeneMax maintains its principal executive offices at 435 Martin Street, Suite 2000, Blaine, Washington 98230.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by 442668 B.C. Ltd. and its sole director and officer, Dr. Wilfred Jefferies. Jefferies is a director and the Chief Scientist Officer of GeneMax. The principal business and office of 442668 and Jefferies is 12596 23rd Avenue, Surrey, British Columbia, Canada V4A 2C2.

     Pursuant to General Instruction C of Schedule 13D, 442668, the sole officer and director of 442668 and the person controlling 442668, (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to such Instruction C Persons, are as follows:

--------------------------------------------------------------------------------
        Name               Position with              Business Address
                             GeneMax
--------------------------------------------------------------------------------

442668 B.C. Ltd.           Shareholder                12596 23rd Avenue
                                                      Surrey, B.C.
                                                      Canada V4A 2C2

Dr. Wilfred Jefferies      Director and Chief         12596 23rd Avenue
                           Scientist Officer          Surrey, B.C.
                                                      Canada V4A 2C2

--------------------------------------------------------------------------------

     Jefferies is the sole director and officer and is the controlling person of 442668. 442668 and Jefferies have the sole right to control the disposition of and vote the GeneMax securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the terms and provisions of a share exchange agreement among Eduverse.com, GeneMax Pharmaceuticals Inc., the shareholders of GeneMax Pharmaceuticals Inc. and Investor Communications International, Inc. dated May 9, 2002 effective July 15, 2002 (the "Share Exchange Agreement"), a Directors' Circular dated July 15, 2002 (the "Directors' Circular"), and a debt settlement dated July 15, 2002 between GeneMax and 442668 (the "Debt Settlement"), an aggregate of 2,770,465 shares of restricted common stock of GeneMax were issued to 442668. The consideration for 2,750,000 shares of common stock of GeneMax was the exchange of shares of common stock in GeneMax Pharmaceuticals Inc. held by 442668. The consideration for 20,465 shares of common stock of GeneMax was the settlement of a debt in the aggregate amount of $15,348.75 and the issuance of such shares of common stock at $0.75 per share.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of engaging in a private placement of the shares of common stock of GeneMax as follows:

     (a) On May 9, 2002, effective July 15, 2002, Eduverse.com (now known as GeneMax Corp.), the shareholders of GeneMax Pharmaceuticals (the "GeneMax Shareholders"), GeneMax Pharmaceuticals Inc., a Delaware corporation and Investor Communications International, Inc., a Washington corporation ("ICI") entered into a share exchange agreement (the "Share Exchange Agreement"). In accordance with the terms of the Share Exchange Agreement and the securities laws of Canada, a Directors' Circular dated July 15, 2002 was distributed to certain management, insiders and directors of GeneMax Pharmaceuticals, Inc. (the "Canadian GeneMax Shareholders").

     On May 9, 2002, the Board of Directors approved and authorized execution of the Share Exchange Agreement. The Board of Directors further authorized and directed the filing with the Securities and Exchange Commission and subsequent distribution to ten or less shareholders of Eduverse.com who held of record as of May 27, 2002 at least a majority of the issued and outstanding shares of Common Stock, an Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, for approval of certain corporate actions.

     On July 15, 2002, a Written Consent of Shareholders was executed pursuant to which the shareholders of Eduverse.com (i) approved the Share Exchange Agreement, related conversion of loan to equity interest by Eduverse.com in GeneMax Pharmaceuticals Inc., and resulting change in control of Eduverse.com;
(ii) approved an amendment to the Articles of Incorporation to effectuate a change in the corporate name to "GeneMax Corp."; (iii) approved a 2002 stock option plan for key personnel; (iv) approved an amendment to the bylaws to change the number of directors to consist of one (1) to fifteen (15); (v) elected three persons to serve as directors of GeneMax until the next annual meeting of the shareholders or until their successor has been elected and qualified; and (vi) ratified the election of LaBonte & Co. as independent public accountants for fiscal year ending December 31, 2002.

     In accordance with the terms of the Share Exchange Agreement, the sole business operations of GeneMax are in the biotechnology industry. Pursuant to the terms of the Share Exchange Agreement, the name "Eduverse.com" was changed to "GeneMax Corp." and, effective July 15, 2002, the trading symbol under the OTC Bulletin Board for its shares of common stock was changed to "GMXX".

     (b) Pursuant to the terms of the Share Exchange Agreement, GeneMax acquired from the GeneMax Shareholders up to one hundred percent (100%) of the issued and outstanding shares of common stock of GeneMax Pharmaceuticals, Inc. The terms of the Share Exchange Agreement required the Company to issue shares of its restricted common stock as follows: (i) approximately 6,411,304 shares of its restricted common stock to the GeneMax Shareholders in proportion to their respective holdings in GeneMax Pharmaceuticals, Inc.; (ii) approximately 4,479,001 shares of restricted common stock to the Canadian GeneMax Shareholders pursuant to the terms of the Directors' Circular; (iii) 369,814 shares of restricted common stock to certain creditors of GeneMax Pharmaceuticals Inc. at $0.75 per share for settlement of an aggregate debt in the amount of $277,360.50 pursuant to the terms of certain debt settlement agreements; and (iv) 200,000 shares of restricted common stock to a third-party pursuant to the terms of the Share Exchange Agreement.

     (c) As of the date of this Schedule, GeneMax issued to 442668 an aggregate of 2,770,465 shares of restricted common stock. 442668 acknowledged that the securities to be issued have not been registered under the 1933 Securities Act and that it understood the economic risk of an investment in the securities.

     Pursuant to the instructions for items (a) through (j) of Item 4, 442668 and Jefferies have plans as follows:

     (a) As set forth in Item 3 of this Schedule, 442668 has acquired 2,770,465 shares of restricted common stock of GeneMax. 442668 and Jefferies may consider the acquisition of additional securities of GeneMax, but have no current intentions to acquire such additional Securities.

     (b) Neither 442668 nor Jefferies have any present plans or proposals to cause a merger or effect a liquidation or reorganization of GeneMax or to enter into extraordinary corporate transactions.

     (c) Neither 442668 nor Jefferies have any present plans or proposals to cause a sale or transfer of a material amount of assets of GeneMax.

     (d) Neither 442668 nor Jefferies have any present plans or proposals to cause a change in the present board of directors, as elected to such position effective July 18, 2002, or in the management of GeneMax, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

     (e) Neither 442668 nor Jefferies have any present plans or proposals to cause a material change in the capitalization of GeneMax.

     (f) Neither 442668 nor Jefferies have any present plans or proposals to make any other material change to the business or corporate structure of GeneMax.

     (g) Neither 442668 nor Jefferies have any present plans or proposals to change GeneMax's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of GeneMax by any person.

     (h) Neither 442668 nor Jefferies have any present plans or proposals to cause GeneMax's common stock from not being quoted on the OTC Bulletin Board.

     (i) Neither 44268 nor Jefferies have any present plans or proposals relating to a class of securities of GeneMax becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Neither 44268 nor Jefferies have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on September 17, 2002, 442668 beneficially owned 2,770,465 shares (or approximately 18.27% of the outstanding shares) of GeneMax's common stock.

     (b) Neither 442668 nor Jefferies own any other common or preferred shares of GeneMax as of the date of this Schedule. Jefferies has the sole power to vote or to direct the voting of the 2,770,465 shares of common stock of GeneMax.

     (c) As of September 17, 2002, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving GeneMax equity securities had been engaged in by 442668 nor Jefferies.

     (d) To the best knowledge and belief of the undersigned, no person other than Jefferies has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Notwithstanding the terms and provisions of a pooling agreement, no other contracts, arrangements, understandings or relationships between 44268 or Jefferies exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 17, 2002                    442668 B.C. Ltd.

                                            By: /s/ Dr. Wilfred Jefferies
                                            -----------------------------
                                            Dr. Wilfred Jefferies, President



Date: September 17, 2002                    /s/ Dr. Wilfred Jefferies
                                            -------------------------
                                            Dr. Wilfred Jefferies